UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                  METALINK LTD.
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

     Philips, a leader in consumer electronics and mobile communications, and Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, will demonstrate the integration of Metalink's WLANPlus(TM) chipset in the Philips set top box, at the Computex Taipei show, the largest IT show in Asia, in Taipei, Taiwan, June 6-10, 2006 (http://www.computextaipei.com.tw/).

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No. 333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 16, 2006                                By: /s/ Yuval Ruhama
                                                  --------------------
                                                  Yuval Ruhama
                                                  Chief Financial Officer